EX-99.B(d)(2)(ix)

Appendix A

Funds Trust Funds
Large Cap Appreciation Fund

Approved by Board of Trustees: May 8, 2001.

Most Recent Annual Approval Date: April 4, 2005.

SCHEDULE A

WELLS FARGO FUNDS TRUST

INVESTMENT SUB-ADVISORY AGREEMENT

FEE AGREEMENT

This fee agreement is made as of the 31st day of August, 2001, by and between Wells Fargo Funds Management, LLC (the “Adviser”) and Cadence Capital Management (the “Sub-Adviser”); and

WHEREAS, the parties and Wells Fargo Funds Trust (the “Trust”) have entered into an Investment Sub-Advisory Agreement (“Sub-Advisory Agreement”) whereby the Sub-Adviser provides investment management advice to each series of the Trust as listed in Schedule A to the Sub-Advisory Agreement (each a “Fund” and collectively the “Funds”).

WHEREAS, the Sub-Advisory Agreement provides that the fees to be paid to the Sub-Adviser are to be as agreed upon in writing by the parties.

NOW THEREFORE, the parties agree that the fees to be paid to the Sub-Adviser under the Sub-Advisory Agreement shall be calculated as follows on a monthly basis by applying the following annual rates per Fund:

for assets formerly invested in Large Cap Appreciation Portfolio:

a.	0.30% on the first $250 million;
b.	0.20% on the next $250 million;
c.	0.15% on the next $500 million;
d.	0.10% on all sums in excess of $1 billion.

provided, that no fee shall be payable hereunder with respect to a Fund during any period in which the Fund invests all (or substantially all) of its investment assets in a registered, open-end, management investment company, or separate series thereof, in accordance with and reliance upon Section 12(d)(1)(E) under the Act.

The net assets under management against which the foregoing fees are to be applied are the net assets as of the last day of the month. If this fee agreement becomes effective subsequent to the first day of a month or shall terminate before the last day of a month, compensation for that part of the month this agreement is in effect shall be subject to a pro rata adjustment based on the number of days elapsed in the current month as a percentage of the total number of days in such month. During any period when the determination of net asset value is suspended, the net asset value for the last day prior to such suspension shall for this purpose be deemed to be the net asset value at the close of the month.

The foregoing fee schedule shall remain in effect until changed in writing by the parties.

WELLS FARGO FUNDS MANAGEMENT, LLC

By:	/s/ Andrew Owen
Andrew Owen
Vice President

CADENCE CAPITAL MANAGEMENT by Cadence Capital Management, Inc., its General Partner

By:	/s/ Wayne A. Wicker
Wayne A. Wicker
Managing Director

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